EXHIBIT 99

On October 31, 2002, Redwood West Coast, LLC exchanged 2,800 shares of Series B Convertible Preferred Stock of Synbiotics
Corporation for 2,800 shares of Series C Convertible Preferred Stock of Synbiotics Corporation. Redwood West Coast, LLC is the
beneficial owner of 2,800 shares of Series C Convertible Preferred Stock of Synbiotics Corporation. Mr. Donelan is a 17.7572%
owner of Redwood West Coast, LLC - owning 16.7581% individually and 0.9991% through Redwood Holdings, LLC (Mr. Donelan is a 24.9% owner of Redwood Holdings, LLC). In addition, Mr. Donelan serves on the Management Committee of Redwood West
Coast, LLC, which has sole voting and dispositive power with respect to the shares. The shares are convertible into shares of common stock at any time into such number of shares of common stock by dividing each share of Series C Convertible Preferred
Stock, valued at $1,000, by the conversion price - initially set at $0.1286 (these conversion features are identical to that of the Series
B Convertible Preferred Stock). Mr. Donelan disclaims beneficial ownership of the shares reflected above, except to the extent of his direct and indirect pecuniary interest in Redwood West Coast, LLC.